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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                          PURITAN-BENNETT CORPORATION
                           (Name of Subject Company)

                          PURITAN-BENNETT CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   746299106
                     (CUSIP number of Class of Securities)

                              BURTON A. DOLE, JR.,
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PURITAN-BENNETT CORPORATION
                   9401 INDIAN CREEK PARKWAY, P.O. BOX 25905
                       OVERLAND PARK, KANSAS  66225-5905
                                 (913) 661-0444
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   COPIES TO:

           DANIEL C. WEARY, ESQ.                    PETER D. LYONS, ESQ.
             BLACKWELL SANDERS                      SHEARMAN & STERLING
       MATHENY WEARY & LOMBARDI L.C.                599 LEXINGTON AVENUE
            TWO PERSHING SQUARE                   NEW YORK, NEW YORK  10022
       2300 MAIN STREET - SUITE 1100                   (212) 848-4000
       KANSAS CITY, MISSOURI  64108
              (816) 274-6800
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                                       2



       This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated November 7, 1994 (as amended, the "Schedule 14D-9"), filed by Puritan-Bennett Corporation, a Delaware corporation (the "Company"), relating to the tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated October 25, 1994 (as amended, the "Schedule 14D-1"), of PB Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 1994, and the related Letter of Transmittal (together, the "Offer"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

       This Amendment No. 2 is being filed to amend Item 8 to the Schedule
14D-9.


ITEM 8.       ADDITIONAL INFORMATION TO BE FURNISHED

       The section of Item 8 entitled "Stockholder Litigation" is hereby amended and restated in its entirety as follows:

Stockholder Litigation

       On October 7, 1994, a purported class action complaint entitled Kenneth Steiner v. Puritan-Bennett Corp., Burton A. Dole, Jr., C. Phillip Larson, Jr., Andre F. Marion, Thomas A. McDonnell, Daniel C. Weary, Frank P. Wilton, C.A. No. 13790 (the "Steiner Complaint"), was filed against the Company and its directors in the Court of Chancery of the State of Delaware in and for New Castle County (the "Chancery Court"), alleging, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders as a result of the defendants' adoption of a Rights Agreement dated on or about May 17, 1989 and the directors' refusal to properly consider Thermo Electron's Initial Proposal to acquire all outstanding Shares at a price of $21 per Share. Among other things, the Steiner Complaint seeks an order directing the Company's directors to carry out their fiduciary duties to the Company's stockholders by cooperating fully with Thermo Electron or any other entity or person having a bona fide interest in proposing any extraordinary transactions with the Company, including a merger or acquisition of the Company, as well as damages and costs. On October 24 and 28, 1994, respectively, two purported class action complaints entitled Louise Kovacs v. Puritan-Bennett Corp., et al., C.A. No. 13828 (the "Kovacs Complaint"), and Charles Miller v. Puritan-Bennett Corporation, et al., C.A. No. 13839 (the "Miller Complaint"), were filed against the Company and its directors in the Chancery Court, alleging, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders as a result of the defendants' refusal to properly consider Thermo Electron's proposals to acquire all outstanding Shares. The material allegations and prayers for relief contained in each of these complaints are substantially similar to those contained in the Steiner Complaint filed earlier against the Company and its directors. The Company only recently learned of the filing of the Kovacs Complaint and the Miller Complaint since, according to plaintiffs' counsel, no effort was made to serve these complaints on the Company or its directors.

       The director defendants believe that they have fulfilled their fiduciary duties to the Company and its stockholders and intend to continue to do so.
The Company and the director defendants intend to defend these actions vigorously.

       On November 28, 1994, counsel to plaintiffs in each of the Steiner, Kovacs and Miller actions filed an application in the Chancery Court requesting, among other things, that the court schedule a hearing on plaintiffs' motion for a preliminary injunction, which motion was filed on November 29, 1994. Plaintiffs' motion for a preliminary injunction seeks an order (i) compelling the defendants to meet with representatives of Thermo Electron to discuss the terms of the Offer and (ii) declaring null and void certain provisions of the Executive Agreements, the Severance Agreements, the Indemnification Agreements and the Company's employee benefit plans and arrangements. The Chancery Court has not yet determined whether or not to schedule a hearing on plaintiffs' motion for a preliminary injunction.
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                                       3

                                   SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        PURITAN-BENNETT CORPORATION


                                        By: /s/ Burton A. Dole, Jr.
                                           --------------------------
                                           Name:  Burton A. Dole, Jr.
                                           Title: Chairman, President and
                                                  Chief Executive Officer


Dated: December 1, 1994
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                                 EXHIBIT INDEX


         Number                                                  Title
         ------                                                  -----

           1*            Excerpts from the Company's Proxy Statement dated June 10, 1994 for its 1994 Annual
                         Meeting of Stockholders.

           2*            Employment Agreement, dated April 25, 1980, between Burton A. Dole, Jr. and the
                         Company.

           3*            Supplemental Agreement, dated November 7, 1994, between John H. Morrow and the
                         Company.

           4*            Employment Agreement, dated June 9, 1994, between John H. Morrow and the Company.

           5*            Form of Executive Agreement for Messrs. Doyle, Jones, Rankin and Niles.

           6*            Form of Severance Agreement.

           7*            Puritan-Bennett Corporation Change of Control Severance Plan.

           8*            Form of Additions to Puritan-Bennett Corporation Management Incentive Bonus Plan A,
                         and Management Incentive Bonus Plan B.

           9*            Form of First Amendment to the Restated Puritan-Bennett Deferred Compensation Plan.

          10*            Form of First Amendment to the Puritan-Bennett Supplemental Retirement Benefit Plan.

          11*            Form of Third Amendment to the Puritan-Bennett Supplemental Retirement Benefit Plan.

          12*            Form of First Amendment to the Puritan-Bennett Corporation Pension Benefit Make Up
                         Plan.

          13*            Form of Addition to the Company's 1988 Stock Benefit Plan.


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*Previously Filed
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
         Number                                                  Title
         ------                                                  -----

           14*           Amendment to the Restated Puritan-Bennett Savings & Stock Ownership Plan.

           15*           Form of Amendment to the Puritan-Bennett Corporation Directors Post-Retirement
                         Income Plan.

           16*           SERP Agreement between Burton A. Dole, Jr. and the Company.

           17*           SERP Agreement between John H. Morrow and the Company.

           18*           Form of First Amendment to the Trust Agreement for the Restated Puritan-Bennett
                         Deferred Compensation Plan.

           19*           Form of Trust Agreement for the Puritan-Bennett Supplemental Retirement Benefit
                         Plan.

           20*           Form of Trust Agreement for the Puritan-Bennett Corporation Pension Benefit Make Up
                         Plan.

           21*           Form of Trust Agreement for the Puritan-Bennett Corporation Directors Post-
                         Retirement Income Plan.

           22*           Letter to Stockholders of the Company.

           23*           Press Release of the Company, dated November 7, 1994.

           24*           Opinion of Smith Barney Inc., dated November 6, 1994.

           25*           Press Release of the Company, dated November 21, 1994.


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* Previously Filed